40-33
811-08038
Branch 20

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

SEC MAIL RECEIVED PROCESSING SECTION SEP 25 2007 WASH., D.C. 182

September 20, 2007

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by AMVESCAP PLC, INVESCO Funds Group, Inc. (1940 Act Registration No. 801-1569) and Raymond R. Cunningham

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AMVESCAP PLC, INVESCO Funds Group, Inc. and Raymond R. Cunningham, a **letter with attached court decision (Bridges v. American Electric Power Co., Inc., No. 06-4100 ["AEP decision"])** in *Miriam Calderon, individually and on behalf of all others similarly situated v. AMVESCAP PLC, et al.* and *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
OCT 23 2007
THOMSON FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

07060481

S:\srr\Litigation\Calderon v AVZ\Corr\L-092007(d)SEC.doc
091907 jc

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

MPerry@gibsondunn.com

SAW

FILED
AUG 23 2007
US Court of Appeals
4th Circuit

August 22, 2007

Direct Dial
(202) 887-3667
Fax No.
(202) 530-9696

Client No.
T 46252-00036

RECEIVED
2007 AUG 23 PM 3:19
U.S. COURT OF APPEALS FOURTH CIRCUIT

Patricia S. Connor, Clerk
U.S. Court of Appeals for the Fourth Circuit
110 East Main Street, Suite 501
Richmond, VA 23219

Re: *Wangberger v. Janus Capital Group, No. 06-2003*

Dear Ms. Connor:

We represent the Janus entities in the above-captioned appeal. Pursuant to Fed. R. App. P. 28(j), we write concerning the recent decision in *Bridges v. American Electric Power Co.*, No. 06-4100 (6th Cir. August 15, 2007) (enclosed).

The *Bridges* court concluded that a former employee who sold all of his holdings in a defined contribution plan has statutory standing to sue under ERISA § 502(a)(2). *Bridges* was wrongly decided and should not be followed by this Court for the same reasons Appellees have previously submitted that two other recent decisions—*Harzewski v. Guidant Corp.*, 489 F.3d 799 (7th Cir. 2007) and *Graden v. Conexant Systems, Inc.*, No. 06-2337 (3d Cir. July 31, 2007)—were wrongly decided. Appellees submitted letters to this Court pursuant to Fed. R. App. P. 28(j) regarding *Harzewski* and *Graden* on June 8 and August 2, 2007, respectively.

Specifically, like the *Harzewski* and *Graden* courts, the *Bridges* court's analysis focused on the incorrect assumption that former participants would have to be paid any amounts recovered in the lawsuit. In *Bridges*, the court asked "whether, if the plaintiffs win their case by obtaining a money judgment . . ., the *receipt* of that money will constitute the receipt of a plan benefit." The court incorrectly answered that question in the affirmative. As Appellees' brief (at 30-33, 54-56) demonstrates, if a plan recovers losses in a Section 502(a)(2) action, it is not required to allocate the recovered funds to former participants. Former participants, therefore, lack statutory standing to sue under ERISA § 502(a)(2). And, if former participants may not personally benefit from any monetary judgment awarded against plan fiduciaries, then former participants, like the plaintiffs in these cases, cannot satisfy the redressability component of Article III standing, *i.e.*, that it is "likely" as opposed to merely "speculative" that the injury asserted—here, loss of value of the company stock held in their 401(k) accounts—"will be 'redressed by a favorable decision.'" (Appellees Br. at 55, quoting *Lujan v. Defenders of Wildlife*, 504 U.S. 555, 561 (1992)).

We would appreciate your circulating this letter to the panel assigned to this appeal.

Very truly yours,

Mark A. Perry / MLK

Mark A. Perry

MAP/dl
Enclosure

cc:

Kristin Lindberg
Attorney
U.S. Department of Labor
200 Constitution Avenue, N.W.
Room N-2700
Washington, D.C. 20210

Carol Connor Flowe
Caroline Turner English
Nancy S. Heermans
Arent Fox, LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5339

Samuel K. Rosen
Harwood Feffer LLP
488 Madison Avenue
8th Floor
New York, NY 10022

Robin S. Conrad
Shane Brennan
National Chamber Litigation Center
1615 H Street, N.W.
Washington, D.C. 20062

100285721_1.DOC

RECOMMENDED FOR FULL-TEXT PUBLICATION
Pursuant to Sixth Circuit Rule 206

File Name: 07a0317p.06

UNITED STATES COURT OF APPEALS

FOR THE SIXTH CIRCUIT

KERMIT D. BRIDGES, on behalf of himself and a class of persons similarly situated and on behalf of American Power System Retirement Savings Plan (formerly known as the American Electric Power System Employees Savings Plan) and Central and South West, *Plaintiff-Appellant,* *v.* AMERICAN ELECTRIC POWER COMPANY, INC., *Defendant-Appellee.*	No. 06-4100

Appeal from the United States District Court
for the Southern District of Ohio at Columbus.
No. 03-00067—Algenon L. Marbley, District Judge.

Argued: July 27, 2007

Decided and Filed: August 15, 2007

Before: SILER and COOK, Circuit Judges; and REEVES, District Judge.*

COUNSEL

ARGUED: Edwin J. Mills, STULL, STULL & BRODY, New York, New York, for Appellant. Alvin James McKenna, PORTER, WRIGHT, MORRIS & ARTHUR, Columbus, Ohio, Michael J. Chepiga, SIMPSON, THACHER & BARTLETT, New York, New York, for Appellee. Robyn M. Swanson, UNITED STATES DEPARTMENT OF LABOR, Washington, D.C., for Amicus Curiae. **ON BRIEF:** Edwin J. Mills, STULL, STULL & BRODY, New York, New York, for Appellant. Alvin James McKenna, Fred G. Pressley, Jr., PORTER, WRIGHT, MORRIS & ARTHUR, Columbus, Ohio, D. Michael Miller, AMERICAN ELECTRIC POWER SERVICE CORPORATION, Columbus, Ohio, Michael J. Chepiga, George S. Wang, SIMPSON, THACHER & BARTLETT, New York, New York, for Appellee. J. Matthew Calloway, UNITED STATES DEPARTMENT OF LABOR, Washington, D.C., for Amicus Curiae.

---

*The Honorable Danny C. Reeves, United States District Judge for the Eastern District of Kentucky, sitting by designation.

OPINION

COOK, Circuit Judge. Plaintiff Kermit Bridges appeals a district court order denying his motion for class certification and dismissing his claims without prejudice. We reverse and remand for further proceedings.

I

Plaintiff Kermit Bridges worked for Defendant American Electric Power Company, Inc. ("AEP") and participated in the American Electric Power System Retirement Savings Plan ("Plan"), a "defined contribution" plan under section 3(34) of the Employee Retirement Income Security Act ("ERISA"), 29 U.S.C. § 1102(34). One of the investments to which Plan participants could allocate their contributions was the AEP Stock Fund, which consisted almost entirely of AEP stock.

According to the complaint: (1) between 1998 and 2002, AEP secretly engaged in various reporting and energy-trading abuses; (2) these practices caused AEP's stock price to be artificially inflated; (3) when the market learned of these abuses in 2002, AEP's stock price dropped precipitously; and (4) this correspondingly devalued the AEP Stock Fund. In 2003 Bridges brought an action under ERISA § 502(a)(2), 29 U.S.C. § 1132(a)(2), and the court consolidated several related cases and appointed Bridges lead plaintiff. The complaint alleged that the company breached its fiduciary duty to Plan participants, ERISA § 404, 29 U.S.C. § 1104, by (1) continuing to offer the AEP Stock Fund to Plan participants despite knowing that AEP stock was artificially overvalued, and (2) failing to disclose the alleged abuses to participants so they could make informed investment decisions.

AEP moved to dismiss, arguing that Bridges had not complied with Fed. R. Civ. P. 23.1, which imposes various obligations on the representative plaintiff "[i]n a derivative action brought by one or more shareholders or members to enforce a right of a corporation." The district court denied the motion, reasoning that Rule 23.1 does not apply to this type of action. *In re AEP ERISA Litig.*, 327 F. Supp. 2d 812, 820–21 (S.D. Ohio 2004). Bridges sold his Plan holdings in 2004. In 2005 Bridges moved for class certification. The district court denied the motion, reasoning that Bridges lacked standing because he ceased to be a "participant" in the Plan after divesting himself of his holdings in 2004. *See* 29 U.S.C. § 1132(a)(2) (establishing that only the Secretary of Labor, a participant, a beneficiary, or a fiduciary may bring a civil action to enforce a fiduciary's duties under 29 U.S.C. § 1109). The district court thus dismissed Bridges's claims, and Bridges appealed.

II

Under ERISA § 404, a fiduciary owes strict duties to a plan and its participants. *See* 29 U.S.C. § 1104. If a fiduciary breaches these duties, he is personally liable to compensate the plan for any losses resulting from his breach. 29 U.S.C. § 1109. ERISA § 502(a)(2) provides, however, that only certain actors may sue a plan fiduciary to enforce these duties: the Secretary of Labor, participants, beneficiaries, and fiduciaries. 29 U.S.C. § 1132(a)(2). This case turns on whether Bridges is a "participant" in the Plan, a question of "statutory standing" (not Article III standing). *See, e.g., Coan v. Kaufman*, 457 F.3d 250, 256 (2d Cir. 2006) ("Although [courts] have referred to a plaintiff's status as a 'participant' under ERISA as a question of 'standing' . . . it is a statutory requirement, not a constitutional one.").[1] The interpretation of ERISA is a legal question this court reviews de novo. *E.g.*, *Bartling v. Fruehauf Corp.*, 29 F.3d 1062, 1072 (6th Cir. 1994).

The parties agree that Bridges had standing until the moment in March 2004 when he liquidated his Plan holdings. The dispute in this case centers on whether Bridges's selling of his holdings extinguishes his "statutory standing" by ending his status as a "participant" in the Plan. ERISA defines a "participant," in relevant part, as "any employee or former employee of an employer . . . who is or may become eligible to receive a benefit of any type from an employee benefit plan." ERISA § 3(7), 29 U.S.C. § 1002(7). In *Firestone Tire & Rubber Co. v. Bruch*, the Supreme Court construed the statutory term "participant" to mean "employees in, or reasonably expected to be in, currently covered employment, or former employees who 'have . . . a reasonable expectation of returning to covered employment' or who have 'a colorable claim' to vested benefits." 489 U.S. 101, 117 (1989) (citations omitted). Thus, as the Seventh Circuit recently recognized in a virtually identical case that asked whether the term "participant" "include[s] former employees who have cashed out of their [defined contribution] plan benefits," "the question comes down to whether, if the plaintiffs win their case by obtaining a money judgment . . ., the receipt of that money will constitute the receipt of a plan benefit." *Harzewski v. Guidant Corp.*, 489 F.3d 799, 804 (7th Cir. 2007). Following the Seventh Circuit's lead, we answer this question of first impression, *id.* at 806, in the affirmative and hold that a former employee like Bridges has "participant" standing despite having "cashed out" his defined-contribution plan, *id.* at 804.[2] We find persuasive that court's thorough analysis of the statutory standing issue and will not attempt to improve upon it.[3]

III

AEP also argues that this court could affirm the district court on the independent ground that Bridges is not an "adequate" class representative. AEP briefed this issue in resisting the motion for class certification, but the district court ultimately decided the motion on standing grounds. In our view, the best course is a remand for district court consideration of the question, so that this court can exercise, if necessary, meaningful abuse-of-discretion review. *See Stout v. J.D. Byrider*, 228 F.3d 709, 717 (6th Cir. 2000) (reviewing an "adequacy" determination for abuse of discretion).

IV

For these reasons, we reverse and remand for further proceedings.

---

[1] In general, the Sixth Circuit applies the "zone of interests" test to determine whether a plaintiff has statutory standing under ERISA. *See Astor v. Int'l Bus. Machs. Corp.*, 7 F.3d 533, 538–39 (6th Cir. 1993) (citing *Hughes v. Gen. Motors Corp.*, 852 F.2d 568 (6th Cir. 1988) (unpublished)). But *Firestone Tire & Rubber Co. v. Bruch*, 489 U.S. 101 (1989), as we will discuss *infra*, provides a more specific formulation for cases involving the statutory standing of former employees. For a discussion of the "zone of interests" test in the context of ERISA "participant" standing, see also *Harzewski v. Guidant Corp.*, 489 F.3d 799, 803–04 (7th Cir. 2007).

[2] The Third Circuit recently reached the same conclusion. *Graden v. Conexant Sys. Inc.*, __ F.3d __, 2007 WL 2177170, at *1 (3d Cir. July 31, 2007).

[3] We share the Seventh Circuit's frustration with the parties' excessive citation of non-precedential district-court cases and acontextual citation of appellate cases. *Harzewski*, 489 F.3d at 806. In particular, we note that we found none of the Sixth Circuit cases cited by the parties helpful to resolving this case. These include *Morrison v. Marsh & McLennan Cos., Inc.*, 439 F.3d 295 (6th Cir. 2006), *Swinney v. General Motors Corp.*, 46 F.3d 512 (6th Cir. 1995), *Brunet v. City of Columbus*, 1 F.3d 390, 399 (6th Cir. 1993), *Drennan v. Gen. Motors Corp.*, 977 F.2d 246, 250 (6th Cir. 1992), and *Teagardener v. Republic-Franklin Inc. Pension Plan*, 909 F.2d 947, 948 (6th Cir. 1990).

END